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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.                        )

CHIRON CORPORATION
(Name of Subject Company (Issuer))

CHIRON CORPORATION
(Name of Filing Person (Issuer))

Liquid Yield Option Notes due 2031 (Zero Coupon—Senior)
(Title of Class of Securities)

170040 AD 1 and 170040 AE 9
(CUSIP Numbers of Class of Securities)

William G. Green, Esq.
Senior Vice President, General
Counsel and Secretary
Chiron Corporation
4560 Horton Street
Emeryville, California 94608
(510) 655-8730
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)

with copy to:

Frank H. Golay, Jr., Esq.
Sullivan & Cromwell LLP
1888 Century Park East, 21st Floor
Los Angeles, California 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*: $426,546,300	Amount of Filing Fee**: $54,044

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option Notes due 2031 (Zero Coupon—Senior) (the "LYONs"), as described herein, is $584.31 per $1,000 principal amount at maturity outstanding. As of May 14, 2004, there was $730,000,000 in aggregate principal amount at maturity of LYONs outstanding, resulting in an aggregate maximum purchase price of $426,546,300.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934,as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO-I ("Schedule TO-I") is filed by Chiron Corporation, a Delaware corporation (the "Company"), and relates to the offer by the Company to purchase the Liquid Yield Option Notes due 2031 (Zero Coupon—Senior) issued by the Company on June 12, 2001 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated May 14, 2004 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(C) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of June 12, 2001 (the "Indenture"), between the Company and U.S. Bank National Association (as successor to State Street Bank and Trust Company of California, N.A.), as trustee (the "Trustee").

        The Option will expire at 5:00 p.m., New York City time, on Monday, June 14, 2004. This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        The Company is the issuer of the Securities and the Company is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related offer materials filed as Exhibits (a)(1)(B) to (a)(1)(C). The Securities are convertible into shares of common stock, no par value per share, of the Company. The Company maintains its registered and principal executive offices at 4560 Horton Street, Emeryville, California 94608. The telephone number there is (510) 655-8730. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

        (a)    The Company believes that its financial condition is not material to a holder's decision whether to put the Securities to the Company because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Option is not subject to any financing conditions, (iii) the Option applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

  (b)
  Not applicable.

Item 11. Additional Information.

  (a)
  Not applicable.

  (b)
  Not applicable.

2

Item 12. Exhibits.

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option Notes due 2031, dated May 14, 2004.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(5)	Press release issued by the Company on May 14, 2004.
(b)	Not applicable.
(d)
Indenture, dated as of June 12, 2001, between the Company, as issuer, and U.S. Bank National Association (as successor to State Street Bank and Trust Company of California, N.A.), as Trustee, incorporated by reference to Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the three-month period ended June 30, 2001, as filed with the Securities and Exchange Commission on August 8, 2001.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIRON CORPORATION
By:	/s/ WILLIAM G. GREEN

Name:	William G. Green
Title:	Senior Vice President, General Counsel & Secretary

Dated: May 14, 2004

4

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Liquid Yield Option Notes due 2031, dated May 14, 2004.
(a)(1)(B)	Form of Purchase Notice.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(5)	Press release issued by the Company on May 14, 2004.
(b)	Not applicable.
(d)
Indenture, dated as of June 12, 2001, between the Company, as issuer, and U.S. Bank National Association (as successor to State Street Bank and Trust Company of California, N.A.), as Trustee, incorporated by reference to Exhibit 4.01 to the Company's Quarterly Report on Form 10-Q for the three-month period ended June 30, 2001, as filed with the Securities and Exchange Commission on August 8, 2001.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
  Items 1 through 9.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX